Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2014
(millions of dollars)
Earnings, as defined:
Income from continuing operations	$921
Income taxes	444
Fixed charges included in the determination of income from continuing operations, as below	660
Amortization of capitalized interest	19
Distributed income of equity method investees	14
Less: Equity in earnings of equity method investees	22
Total earnings, as defined	$2,036

Fixed charges, as defined:
Interest expense	$624
Rental interest factor	28
Allowance for borrowed funds used during construction	8
Fixed charges included in the determination of income from continuing operations	660
Capitalized interest	57
Total fixed charges, as defined	$717

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.84
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.